

September 3, 2014

Via E-mail
Patrick S. McClymont
Executive Vice President and Chief Financial Officer
Sotheby's
1334 York Avenue
New York, New York 10021

  Re: **Sotheby's**
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed February 27, 2014
     Form 10-Q for the Quarterly Period Ended June 30, 2014
     Filed August 8, 2014
     File No. 001-09750

Dear Mr. McClymont:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. Please tell us your consideration for expanding your disclosure in future filings, either in the Outlook section or in a new overview section, to discuss any material challenges, trends, uncertainties, and risks that will have, or are reasonably likely to have, a material impact in the short or long term on your revenues or income or result in your liquidity decreasing or increasing in any material way and the actions you are taking to address such issues. This discussion should provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the

likelihood or the extent to which past performance is indicative of future performance. It should also discuss any economic or industry-wide factors relevant to your company. For guidance, see SEC Release No. 33-8350.

Item 13. Certain Relationships and Related Party Transactions and Director Independence (Incorporated by Reference from Definitive Proxy Statement Filed March 24, 2014)

Specific Relationships and Related Party Transactions, page 94

2.   We note your disclosure that certain related parties purchase or sell property from time to time through the company at public auction or in private transactions. We note further the disclosure in your financial statement footnotes regarding an account receivable as of December 31, 2013 of $2.7 million related to a private purchase by a related party. Please provide your analysis of why the information responsive to Item 404(a) of Regulation S-K regarding this and any other related party transaction of the type and amount implicated by Item 404 of Regulation S-K need not be provided. Alternatively, please provide this information with respect to your last fiscal year in your response, and confirm that you will include such disclosures in future filings as appropriate.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Financial Measures, page 55

3. We note that you present Adjusted Expenses as a non-GAAP financial measure and that the measure excludes "cost of principal revenues." Please explain your basis for excluding the entire cost of principal revenues line item and tell us why you believe that excluding these costs provides useful information to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Patrick S. McClymont
Sotheby's
September 3, 2014
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief